Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

1.1.

The attached Notice of Extraordinary General Meeting issued by Baidu, Inc. (the “Company”) serves as the notice of extraordinary general meeting (the “Extraordinary General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.baidu.com.

1.2.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated July 27, 2026 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	PROPOSED RESOLUTIONS AT THE EGM

The Extraordinary General Meeting will be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, on August 26, 2026 at 9:00 a.m., Beijing/Hong Kong time, for the purpose to consider and vote on the following:

1.	ordinary resolution:

(a)

subject to paragraph (c) below, to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares (including any sale and transfer of treasury shares out of treasury) or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2026 Share Incentive Plan (as amended from time to time);

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued and outstanding Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the Primary Conversion Effective Date until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

2.	ordinary resolution:

(a)

to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Class A Ordinary Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the Primary Conversion Effective Date until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.

ordinary resolution: conditional upon the passing of resolutions 1 and 2 of this notice, to extend the general mandate referred to in resolution 1 of this notice by the addition to the aggregate number of Shares (including any sale and transfer of treasury shares out of treasury) that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in resolution 2 of this notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

4.

ordinary resolution: to (i) approve and adopt the 2026 Share Incentive Plan, a copy of which is produced to this meeting and signed by the Chairman of the EGM for the purpose of identification; (ii) approve and adopt the Scheme Limit (as defined in the 2026 Share Incentive Plan), being 10% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding Treasury Shares) as at the date of passing of this resolution 4 rounded down to the nearest integer, or its equivalent in ADSs and (iii) authorize the Board and the Committee to grant the awards thereunder, and do all such acts and execute all such documents as it/they may deem necessary or expedient in order to give full effect to the implementation of the 2026 Share Incentive Plan; and

5.

ordinary resolution: conditional upon the passing of resolution 4 of this notice, to approve and adopt the Consultant Sublimit (as defined in the 2026 Share Incentive Plan), being 0.5% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding Treasury Shares) as at the date of passing of resolution 4 of this notice.

Resolution 4 is not conditional upon the passing of resolution 5, but resolution 5 is conditional upon the passing of resolution 4. In the event that resolution 4 is passed but resolution 5 is not passed, the Company will adopt the 2026 Share Incentive Plan but the Directors shall alter the 2026 Share Incentive Plan to remove references to the grant of Awards to Consultants. In the event that resolution 5 is passed but resolution 4 is not passed, the 2026 Share Incentive Plan will not be adopted.

6.

special resolution: to approve the adoption of the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner as set out in Appendix III of the Circular with effect from the Primary Conversion Effective Date.

3.	SHARE RECORD DATE AND ADS RECORD DATE

3.1.

The board of Directors of the Company (the “Board”) has fixed the close of business on July 17, 2026, Beijing/Hong Kong time, as the record date (the “Shares Record Date”) of our ordinary shares with a par value of US$0.000000625 each (the “Shares”). Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of the American Depositary Shares (the “ADSs”) as of the close of business on July 17, 2026 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	ATTENDING THE EGM

4.1.	Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

5.	PROXY FORM AND ADS VOTING CARD

5.1.

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote in respect of the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.baidu.com.

5.2.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 4:30 p.m., Beijing/Hong Kong time, on August 24, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to ensure your representation at the EGM, and The Bank of New York Mellon must receive your voting instructions by no later than close of business, New York time, on August 19, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

By order of the Board Baidu, Inc. Mr. Robin Yanhong Li Chairman of the Board and Chief Executive Officer

Hong Kong, July 27, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.